SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

COSI, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities

22122P101
(CUSIP Number)

Bradley D. Blum
Sole Member of
BLUM Growth Fund, LLC
250 Park Avenue South, Suite 510
Winter Park, FL 32789-4388
407 622 5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
BLUM GROWTH FUND, LLC
2.
Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)[ ]
(b)[ ]

Not applicable
3.
SEC USE ONLY
4.
Source of Funds (See Instructions)
PF
5.
Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)[ ]

Not applicable
6.
Citizenship or Place of Organization
State of Florida
Number of Shares
Beneficially Owned
By Each Reporting
Person.
 7. Sole Voting Power 3,500,000
 8. Shared Voting Power -0-
 9. Sole Dispositive Power 3,500,000
10. Shared Dispositive Power - 0 -
11.
Aggregate Amount Beneficially Owned by Each Reporting Person.
3,500,000
12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares. (See Instructions)[ ] N/A
13.
Percent of Class Represented by Amount in Row (11)
6.75%
14.
Type of Reporting Person
00 - LLC


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This statement on Schedule 13D (this "Statement") is being filed pursuant to
Rule 13d-1 of the Act by BLUM Growth Fund, LLC, a Florida LLC, with respect to the common stock of Cosi, Inc., a Delaware corporation (the "Issuer").

Item 1. Security and Issuer.

This Statement relates to the Common Stock of the Issuer (the "Common Stock"). The Issuer's principal executive office is located at 1751 Lake Cook Road, Suite 650, Deerfield, Illinois 60015.

Item 2. Identity and Background.

BLUM Growth Fund, LLC, a Florida company. Its principal office and mailing address is 250 Park Avenue South, Suite #510, Winter Park, FL 32789.
The registered agent (sole member), Bradley D. Blum, is a USA citizen.

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Considerations.

The source of funds in consideration for the purchase of the Common Stock was personal funds (PF) of the sole member of the reporting person.

Item 4. Purpose of Transaction.

BLUM Growth Fund, LLC percent is 6.75%. Shares were purchased over several months, and it was only recently that the beneficial ownership was 5% or more of the Issuer. The purpose in purchasing additional shares, that subsequently increased ownership (to 5% or more), was to reduce the average share price of this investment.
4(d) As of September 6, 2011, BLUM Growth Fund, LLC is now an active investor. The recent resignation of the CEO created a material change to the management of the issuer. BLUM Growth Fund, LLC is now active in attempting to influence the future of this company, including proposals to change 1) the number or term of directors or fill any existing vacancies on the board; and 2)to change senior management.

Item 5. Interest in Securities of the Issuer.

BLUM Growth Fund, LLC is the sole beneficial owner of 3,500,000 share of the Issuer's Common Stock representing 6.75% of the shares of the Issuer's Common Stock deemed outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Materials to be Filed as Exhibits.

N/A
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date:  September 14, 2011

BLUM Growth Fund, LLC
Signed by: Bradley D. BLUM
Name: Bradley D. BLUM
Title: Sole Member of LLC


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